

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Kevin P. Tully, C.G.A.
Chief Financial Officer and Executive Vice President
Insmed Incorporated
8720 Stony Point Parkway
Richmond, Virginia 23235

    Re: Insmed Incorporated
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 16, 2010
              Definitive Proxy Statement Filed April 30, 2010
              File No. 000-30739

Dear Mr. Tully:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director